TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 _______________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

February 1, 2016

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Diebold, Incorporated;
Registration Statement on Form S-4 filed on November 24, 2015

(File No. 333-208186)

Dear Ms. Mills-Apenteng:

On behalf of our client, Diebold, Incorporated (“Diebold” or “the Company”), enclosed please find a copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on EDGAR on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on January 8, 2016 (“Amendment No. 1”).

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 21, 2016 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein. Diebold has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Wincor Nixdorf Aktiengesellschaft (“Wincor Nixdorf”), regarding the Comment Letter.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2.

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Ms. Maryse Mills-Apenteng	- 2 -

General

1.	We note your revised disclosures in response to prior comment 4. Please expand your disclosure to describe what factors will be considered in determining the consideration or compensation (i.e., market price).

In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7, 12, 98 and 136-138 of Amendment No. 2.

Questions and Answers

Q: Following the offer, what additional transactions may Diebold and Wincor Nixdorf consider?, page 5

2.	We note your revised disclosure on pages 136 and 137. Please also disclose here the various ownership percentages of Wincor Nixdorf under which Diebold will pursue a particular post-completion reorganization transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Amendment No. 2.

The Offer – Put Right, page 9

3.	We note your response to prior comment 9. However, we continue to view the put right period that may arise after this offer as itself a tender offer or an extension of the current offer. Please call us to discuss how you intend to handle the put right period in light of our view.

As disclosed in the Registration Statement, a put right is a statutory right provided to shareholders under the German Takeover Act and is not a tender offer under German law. As discussed with the Staff, the Company intends to treat the put right period, if it is triggered, as a subsequent offering period and will comply with Regulation 14E, as modified by the Tier II exemptive relief, during such period.

Pursuant to the German Takeover Act, a put right period only applies when the bidder has directly or indirectly acquired at least 95 percent of the target’s voting share capital or published that 95 percent of the target’s shares have been tendered in the offer. Accordingly, the put right will be triggered only if following the expiration of the additional acceptance period the Company announces that the offer has been accepted by 95 percent or more of Wincor Nixdorf’s share capital. At such time, the Company would publish a notice in accordance with German law and practice, no later than three business days following the expiration of the additional acceptance period, notifying holders that a put right period has commenced and stating the approximate number of shares tendered to date. The put right period would be a three

Ms. Maryse Mills-Apenteng	-3-

month period during which any target shareholders, including U.S. holders, who did not tender in the acceptance period or additional acceptance period may put their shares to the bidder and receive the same offer consideration as shareholders who validly tendered.

The Company expects that the regulatory condition will remain outstanding following the expiration of the additional acceptance period. Consistent with Regulation 14E, the Company intends to promptly pay for any shares put to it, with the settlement date and procedure dependent on when the regulatory condition is satisfied. Like shares tendered during the acceptance period or additional acceptance period, shares put to the Company pursuant to this right would be subject to the satisfaction of the regulatory condition and may trade in the “as-tendered” trading market for Wincor Nixdorf ordinary shares until such trading ceases. As discussed in the Company’s response to Comment 3 in its letter to the Staff dated January 8, 2016, there will be an “as-tendered” trading market for Wincor Nixdorf ordinary shares in which holders may freely transfer and sell tendered shares until the end of the regular stock exchange trading hours one business day after satisfaction of the regulatory condition. Although it is common practice in Germany to settle any shares put to the bidder during the put right period in one settlement following expiration of the put right period, the Company intends to settle any shares put to the Company prior to the satisfaction of the regulatory condition (i.e., no later than 6:00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the regulatory condition) on the closing date of the offer, consistent with the settlement procedures for shares tendered in the acceptance period or additional acceptance period. As discussed in the Company’s response to Comment 3 in its letter dated January 8, 2016, this settlement procedure satisfies the prompt payment requirements of

Rule 14e 1(c) and Rule 14d 1(d)(2)(iv).

Alternatively, if the regulatory condition is satisfied prior to the expiration of the put right period, shares put to the Company thereafter—meaning after 6:00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the regulatory condition—will be settled on a rolling basis twice weekly. As described in the Registration Statement, settlement of these shares will occur in accordance with German law and practice, no later than three business days following the applicable cut off date and will include the offer consideration and any cash in lieu of fractional shares. The twice weekly settlement will allow for fractional shares to be aggregated and sold in the public market. The Company will extend the put right period so that there are at least three business days between 6:00 p.m. (Central European Summer Time) on the business day after publication of fulfilment of the regulatory condition and the expiration of the put right period. The Company will publish the expiration date of the put right period with publication of the fulfillment of the regulatory condition. Although any puts during this time period will be made after the “as tendered” trading market ceased and may not be traded, these shares will not be subject to any offer conditions and will be settled promptly on a rolling basis.

Ms. Maryse Mills-Apenteng	-4-

The Company has revised the disclosure on pages 16, 94 and 96 of Amendment No. 2.

Publications, page 98

4.	We note the revised disclosure here added in response to prior comment 7. Revise to describe the timing of any required publications or notices under German law.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 99 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf

Results of Operations, page 283

5.	We note disclosure of your effective income tax effective rate on page F-26, which appears to have increased significantly during fiscal year 2015. Please tell us your consideration to provide additional disclosures describing the factors that impacted the individual reconciling items on your effective tax rate, particularly when such impact changes significantly from period to period. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company advises the Staff that Wincor Nixdorf has considered Item 303 of Regulation S-K and the additional guidance in SEC Release 33-8350 in preparing the discussion of Wincor Nixdorf’s results of operations, including the discussion of the results of operations for fiscal year 2015 compared to 2014. As a result of Wincor Nixdorf’s further review related to this guidance, in response to the Staff’s comment the Company has revised the disclosure on page 287 of Amendment No. 2.

In addition, the Company advises the Staff that in the fiscal year ended September 30, 2015, Wincor Nixdorf incurred realignment and restructuring charges of approximately €80 million, which are disclosed in the discussion of “Profit” on page 287 of Amendment No. 2. These charges resulted in a 92 percent decrease in profit from €104 million to €8 million and a 90 percent decrease in profit before income taxes from €146 million to €15 million, in each case for the fiscal year ended September 30, 2015 as compared to the fiscal year ended September 30, 2014. In addition, Wincor Nixdorf did not recognize certain deferred tax assets in several foreign jurisdictions, primarily China, which caused a higher effective tax rate in the fiscal year ended September 30, 2015.

Ms. Maryse Mills-Apenteng	-5-

Unaudited Pro Forma Condensed Combined Financial Information

Note 6 – IFRS to US GAAP Adjustments, page 331

6.	In your response to prior comment 29, you state that your customers include direct customers and resellers. Please clarify for us the point at which you recognize revenue related to resellers. In this regard, tell us whether you recognize revenue upon delivery to your resellers or whether you recognize revenue upon final sale to the end customer, and clarify the point at which you believe the risks and rewards of ownership have transferred to the end customer.

Consistent with the Company’s response to Comment 28 in its letter to the Staff dated January 8, 2016, the Company advises the Staff that Wincor Nixdorf recognizes revenue from hardware sales of products to its customers—which include resellers—upon delivery. At that point in time, all conditions for the recognition of revenue in IAS 18.14 relating to the sale of goods are met, including the transfer of all significant risks and rewards of ownership to the buyer. These revenue recognition policies are consistent with the Company‘s policies.

Accounting and Valuation Principles

Other Accruals, page F-24

7.	We note your response to our prior comment 32. Please revise your disclosure to state, if true, that you are not presently aware of any material actual or potential legal disputes for which the possibility of an outflow of resources are other than remote.

In response to the Staff’s comment, the Company has revised page 305 and Wincor Nixdorf has revised note 19 on page

F-42 of Amendment No. 2 to include the following: “Wincor Nixdorf’s management is presently not aware of any actual or potential legal disputes for which the possibility of a material outflow of resources is more than remote.”

Ms. Maryse Mills-Apenteng	-6-

Diebold acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Diebold from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Diebold may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com), Francis J. Aquila at (212) 558-4048 or by email (aquilaf@sullcrom.com) or Kathryn L. Freund at (212) 558-7852 or by email (freundk@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Christina Chalk

Kathleen Collins

Ji Shin

Rebekah Lindsey

(Securities and Exchange Commission)

Andreas W. Mattes

Jonathan B. Leiken

(Diebold, Incorporated)

Ms. Maryse Mills-Apenteng	-7-

Francis J. Aquila

Kathryn L. Freund

(Sullivan & Cromwell LLP)